

03038834

NOV 21 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8-K FOR 11/21/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-105940
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
NOV 24 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: Judy Low
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on November 21, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

B03K_ROLL3 - Price/Yield - 3A1

Balance	$46,782,000.00	Delay	24
Initial Coupon	4.6901233	Dated	11/1/2003
Settle	11/25/2003	First Payment	12/25/2003

Price	5 CPR To Roll	10 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-16.00	4.775	4.783	4.791	4.800	4.810	4.822	4.849	4.883	4.925
99-17.00	4.769	4.775	4.781	4.789	4.798	4.807	4.830	4.858	4.893
99-18.00	4.762	4.767	4.772	4.778	4.785	4.793	4.811	4.834	4.862
99-19.00	4.755	4.759	4.763	4.768	4.773	4.779	4.793	4.809	4.830
99-20.00	4.748	4.751	4.754	4.757	4.761	4.764	4.774	4.785	4.799
99-21.00	4.742	4.743	4.745	4.746	4.748	4.750	4.755	4.760	4.767
99-22.00	4.735	4.735	4.735	4.736	4.736	4.736	4.736	4.736	4.736
99-23.00	4.728	4.727	4.726	4.725	4.723	4.722	4.717	4.712	4.705
99-24.00	4.722	4.719	4.717	4.714	4.711	4.707	4.698	4.687	4.673
99-25.00	4.715	4.712	4.708	4.704	4.699	4.693	4.680	4.663	4.642
99-26.00	**4.708**	**4.704**	**4.699**	**4.693**	**4.686**	**4.679**	**4.661**	**4.638**	**4.611**
99-27.00	4.701	4.696	4.689	4.682	4.674	4.664	4.642	4.614	4.579
99-28.00	4.695	4.688	4.680	4.671	4.661	4.650	4.623	4.590	4.548
99-29.00	4.688	4.680	4.671	4.661	4.649	4.636	4.604	4.565	4.517
99-30.00	4.681	4.672	4.662	4.650	4.637	4.622	4.586	4.541	4.486
99-31.00	4.675	4.664	4.653	4.640	4.624	4.607	4.567	4.517	4.454
100-00.00	4.668	4.657	4.644	4.629	4.612	4.593	4.548	4.493	4.423
100-01.00	4.661	4.649	4.634	4.618	4.600	4.579	4.530	4.468	4.392
100-02.00	4.655	4.641	4.625	4.608	4.588	4.565	4.511	4.444	4.361
100-03.00	4.648	4.633	4.616	4.597	4.575	4.551	4.492	4.420	4.330
100-04.00	4.641	4.625	4.607	4.586	4.563	4.536	4.473	4.396	4.299
WAL	5.501	4.636	3.927	3.346	2.859	2.452	1.829	1.387	1.066
Mod Durn	4.660	3.970	3.400	2.920	2.520	2.190	1.660	1.280	1.000
Principal Window	12/03 - 10/10	12/03 - 10/10	12/03 - 10/10	12/03 - 10/10	12/03 - 10/10	12/03 - 10/10	12/03 - 10/10	12/03 - 10/10	12/03 - 10/10
LIBOR_1YR	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any *securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities* actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03K_ROLL2 - Price/Yield - 1A3

Balance	$1,575,000.00	Delay	24
Initial Coupon	3.9691230	Dated	11/1/2003
Settle	11/25/2003	First Payment	12/25/2003

Price	5 CPR To Roll	10 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-14.00	4.123	4.132	4.143	4.154	4.167	4.182	4.215	4.259	4.315
99-15.00	4.110	4.119	4.128	4.138	4.150	4.163	4.193	4.232	4.282
99-16.00	4.097	4.105	4.113	4.122	4.132	4.144	4.171	4.205	4.249
99-17.00	4.085	4.091	4.098	4.106	4.115	4.125	4.148	4.178	4.216
99-18.00	4.072	4.077	4.083	4.090	4.098	4.106	4.126	4.151	4.184
99-19.00	4.059	4.064	4.069	4.074	4.080	4.087	4.103	4.124	4.151
99-20.00	4.047	4.050	4.054	4.058	4.063	4.068	4.081	4.097	4.118
99-21.00	4.034	4.036	4.039	4.042	4.046	4.049	4.059	4.070	4.085
99-22.00	4.021	4.023	4.024	4.026	4.028	4.031	4.036	4.043	4.052
99-23.00	4.008	4.009	4.010	4.010	4.011	4.012	4.014	4.016	4.019
99-24.00	**3.996**	**3.995**	**3.995**	**3.994**	**3.994**	**3.993**	**3.991**	**3.989**	**3.987**
99-25.00	3.983	3.982	3.980	3.978	3.976	3.974	3.969	3.963	3.954
99-26.00	3.970	3.968	3.965	3.962	3.959	3.955	3.947	3.936	3.921
99-27.00	3.958	3.954	3.950	3.946	3.942	3.937	3.924	3.909	3.889
99-28.00	3.945	3.941	3.936	3.930	3.924	3.918	3.902	3.882	3.856
99-29.00	3.932	3.927	3.921	3.914	3.907	3.899	3.880	3.855	3.823
99-30.00	3.919	3.913	3.906	3.899	3.890	3.880	3.858	3.829	3.791
99-31.00	3.907	3.900	3.892	3.883	3.873	3.862	3.835	3.802	3.758
100-00.00	3.894	3.886	3.877	3.867	3.855	3.843	3.813	3.775	3.725
100-01.00	3.881	3.872	3.862	3.851	3.838	3.824	3.791	3.748	3.693
100-02.00	3.869	3.859	3.847	3.835	3.821	3.805	3.769	3.722	3.660
WAL	2.646	2.453	2.270	2.095	1.929	1.772	1.486	1.230	1.004
Mod Durn	2.459	2.283	2.116	1.956	1.805	1.661	1.399	1.163	0.954
Principal Window	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06
LIBOR_1YR	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03K_ROLL2 - Price/Yield - 2A1

Balance	$237,465,000.00	Delay	24
Initial Coupon	4.2507464	Dated	11/1/2003
Settle	11/25/2003	First Payment	12/25/2003

Price	5 CPR To Roll	10 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.68720	4.297	4.298	4.299	4.300	4.302	4.303	4.307	4.312	4.318
99.71845	4.288	4.288	4.288	4.288	4.288	4.288	4.288	4.287	4.287
99.74970	4.280	4.279	4.278	4.276	4.275	4.273	4.268	4.263	4.256
99.78095	4.272	4.270	4.267	4.264	4.261	4.258	4.249	4.238	4.225
99.81220	4.263	4.260	4.256	4.252	4.248	4.242	4.230	4.214	4.193
99.84345	4.255	4.251	4.246	4.240	4.234	4.227	4.210	4.189	4.162
99.87470	4.247	4.241	4.235	4.228	4.221	4.212	4.191	4.165	4.131
99.90595	4.238	4.232	4.225	4.217	4.207	4.197	4.172	4.140	4.100
99.93720	4.230	4.223	4.214	4.205	4.194	4.182	4.153	4.116	4.069
99.96845	4.222	4.213	4.204	4.193	4.180	4.167	4.133	4.091	4.038
99.99970	**4.214**	**4.204**	**4.193**	**4.181**	**4.167**	**4.151**	**4.114**	**4.067**	**4.006**
100.03095	4.205	4.195	4.182	4.169	4.154	4.136	4.095	4.042	3.975
100.06220	4.197	4.185	4.172	4.157	4.140	4.121	4.076	4.018	3.944
100.09345	4.189	4.176	4.161	4.145	4.127	4.106	4.056	3.994	3.913
100.12470	4.180	4.167	4.151	4.133	4.113	4.091	4.037	3.969	3.882
100.15595	4.172	4.157	4.140	4.121	4.100	4.076	4.018	3.945	3.851
100.18720	4.164	4.148	4.130	4.109	4.087	4.061	3.999	3.920	3.820
100.21845	4.156	4.139	4.119	4.098	4.073	4.046	3.980	3.896	3.789
100.24970	4.147	4.129	4.109	4.086	4.060	4.031	3.961	3.872	3.759
100.28095	4.139	4.120	4.098	4.074	4.046	4.016	3.941	3.847	3.728
100.31220	4.131	4.111	4.088	4.062	4.033	4.000	3.922	3.823	3.697
WAL	4.218	3.720	3.278	2.892	2.551	2.250	1.751	1.363	1.061
Mod Durn	3.758	3.331	2.950	2.617	2.321	2.058	1.619	1.275	1.003
Principal Window	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08
LIBOR_1YR	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03K_ROLL2 - Price/Yield - 2A2

Balance	$270,000,000.00	Delay	24
Initial Coupon	4.5657464	Dated	11/1/2003
Settle	11/25/2003	First Payment	12/25/2003

Price	5 CPR To Roll	10 CPR To Roll	15 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.17690	4.481	4.464	4.446	4.425	4.401	4.375	4.311	4.231	4.129
100.20815	4.472	4.455	4.435	4.413	4.388	4.360	4.292	4.207	4.097
100.23940	4.464	4.446	4.424	4.401	4.374	4.344	4.273	4.182	4.066
100.27065	4.456	4.436	4.414	4.389	4.361	4.329	4.254	4.158	4.035
100.30190	4.447	4.427	4.403	4.377	4.348	4.314	4.234	4.133	4.004
100.33315	4.439	4.417	4.393	4.365	4.334	4.299	4.215	4.109	3.973
100.36440	4.431	4.408	4.382	4.353	4.321	4.284	4.196	4.084	3.943
100.39565	4.423	4.399	4.372	4.341	4.307	4.269	4.177	4.060	3.912
100.42690	4.414	4.389	4.361	4.329	4.294	4.254	4.158	4.036	3.881
100.45815	4.406	4.380	4.350	4.318	4.280	4.239	4.138	4.011	3.850
100.48940	**4.398**	**4.371**	**4.340**	**4.306**	**4.267**	**4.223**	**4.119**	**3.987**	**3.819**
100.52065	4.389	4.361	4.329	4.294	4.254	4.208	4.100	3.963	3.788
100.55190	4.381	4.352	4.319	4.282	4.240	4.193	4.081	3.939	3.757
100.58315	4.373	4.342	4.308	4.270	4.227	4.178	4.062	3.914	3.727
100.61440	4.364	4.333	4.298	4.258	4.213	4.163	4.043	3.890	3.696
100.64565	4.356	4.324	4.287	4.246	4.200	4.148	4.024	3.866	3.665
100.67690	4.348	4.314	4.277	4.234	4.187	4.133	4.004	3.842	3.634
100.70815	4.339	4.305	4.266	4.222	4.173	4.118	3.985	3.817	3.604
100.73940	4.331	4.296	4.255	4.211	4.160	4.103	3.966	3.793	3.573
100.77065	4.323	4.286	4.245	4.199	4.147	4.088	3.947	3.769	3.542
100.80190	4.315	4.277	4.234	4.187	4.133	4.073	3.928	3.745	3.512
WAL	4.218	3.720	3.278	2.892	2.551	2.250	1.751	1.363	1.061
Mod Durn	3.732	3.311	2.935	2.606	2.313	2.053	1.618	1.276	1.005
Principal Window	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08	12/03 - 10/08
LIBOR_1YR	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter consider reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

B03K_ROLL2 - Price/Yield - 1A2

Balance	$48,425,000.00	Delay	24
Initial Coupon	3.9691230	Dated	11/1/2003
Settle	11/25/2003	First Payment	12/25/2003

Price	5 CPR To Roll	15 CPR To Roll	18 CPR To Roll	20 CPR To Roll	25 CPR To Roll	30 CPR To Roll	40 CPR To Roll	50 CPR To Roll	60 CPR To Roll
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.43740	3.717	3.672	3.656	3.645	3.615	3.582	3.503	3.403	3.272
100.46865	3.705	3.657	3.640	3.629	3.598	3.563	3.481	3.376	3.240
100.49990	3.692	3.642	3.625	3.613	3.581	3.545	3.459	3.350	3.207
100.53115	3.680	3.628	3.610	3.597	3.564	3.526	3.437	3.323	3.175
100.56240	3.667	3.613	3.595	3.582	3.546	3.507	3.415	3.297	3.143
100.59365	3.654	3.598	3.579	3.566	3.529	3.489	3.393	3.270	3.111
100.62490	3.642	3.584	3.564	3.550	3.512	3.470	3.371	3.244	3.079
100.65615	3.629	3.569	3.549	3.534	3.495	3.452	3.349	3.218	3.046
100.68740	3.617	3.555	3.533	3.518	3.478	3.433	3.327	3.191	3.014
100.71865	3.604	3.540	3.518	3.503	3.461	3.415	3.305	3.165	2.982
100.74990	**3.592**	**3.526**	**3.503**	**3.487**	**3.444**	**3.396**	**3.283**	**3.139**	**2.950**
100.78115	3.579	3.511	3.488	3.471	3.427	3.378	3.261	3.112	2.918
100.81240	3.567	3.497	3.472	3.456	3.410	3.359	3.239	3.086	2.886
100.84365	3.554	3.482	3.457	3.440	3.393	3.341	3.217	3.060	2.854
100.87490	3.541	3.467	3.442	3.424	3.376	3.322	3.195	3.034	2.822
100.90615	3.529	3.453	3.427	3.408	3.359	3.304	3.173	3.007	2.790
100.93740	3.516	3.438	3.412	3.393	3.342	3.285	3.152	2.981	2.758
100.96865	3.504	3.424	3.396	3.377	3.325	3.267	3.130	2.955	2.727
100.99990	3.491	3.409	3.381	3.361	3.308	3.249	3.108	2.929	2.695
101.03115	3.479	3.395	3.366	3.346	3.291	3.230	3.086	2.902	2.663
101.06240	3.466	3.380	3.351	3.330	3.274	3.212	3.064	2.876	2.631
WAL	2.646	2.270	2.164	2.095	1.929	1.772	1.486	1.230	1.004
Mod Durn	2.466	2.125	2.029	1.966	1.815	1.672	1.410	1.175	0.966
Principal Window	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06	12/03 - 10/06
LIBOR_1YR	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375	1.51375

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